Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of SilverBow Resources, Inc., of our report dated April 20, 2022, relating to the consolidated financial statements of Sundance Energy, Inc. and its subsidiaries (the Company) as of December 31, 2021 (Successor) and for the period from January 1, 2021 through April 22, 2021 (Predecessor) and for the period from April 23, 2021 through December 31, 2021 (Successor) (which report expresses an unqualified opinion and includes an other matter paragraph relating to the classification of the oil and gas assets and liabilities as held for sale), included in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 9, 2022.

/s/ Moss Adams LLP

Denver, Colorado August 5, 2022